COMMENTS RECEIVED ON 01/31/2019

FROM EDWARD BARTZ

FIDELITY COVINGTON TRUST (File Nos. 033-60973 and 811-07319)

Fidelity Targeted Emerging Markets Factor ETF

Fidelity Targeted International Factor ETF

Fidelity Small-Mid Factor ETF

POST-EFFECTIVE AMENDMENT NO. 41

1.

All funds

C:

The Staff requests we provide new legality opinions for all amendments adding new series.

R:

We will file the legality of shares opinions for the new series with the next amendment.

2.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we provide the index methodology white paper as soon as possible.

R:

The index methodology will be transmitted separately via email.

3.

All funds

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we submit a completed fee table and hypothetical expense table when the information becomes available.

R:

The requested information will be sent to you when it becomes available.

4.

Fidelity Targeted Emerging Markets Factor ETF

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose how the index determines that a country is an emerging market.

R:

We have added the underlined disclosure in the “Principal Investment Strategies” section in “Fund Basics.”

The universe of stocks for consideration in the index, which is intended to reflect the broader emerging markets equity market, consists of the largest 1,000 emerging markets stocks based on market capitalization and certain liquidity and investability requirements. To determine whether a country qualifies as an emerging market, Fidelity uses both quantitative and qualitative inputs, including definitions provided by S&P Dow Jones Indices and certain other inputs that include, but are not limited to, development of the market and exchange, market capitalization and liquidity, GDP per capita and sovereign debt rating.

5.

Fidelity Targeted Emerging Markets Factor ETF

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of its assets in securities included in the Fidelity Targeted Emerging Markets Factor Index℠ and in depository receipts representing securities included in the index. The Fidelity Targeted Emerging Markets Factor Index℠ is designed to reflect the performance of stocks of large- and mid-capitalization emerging markets companies that have attractive valuations, high quality profiles, positive momentum signals, lower volatility than the broader emerging markets equity market, and lower correlation to the U.S. equity market.”

C:

The Staff requests we disclose the specific criteria the index uses to determine that an investment is economically tied to an emerging market.

R:

We have added the following disclosure in the “Principal Investment Strategies” section in “Fund Basics.”

 “Various criteria may be considered in determining whether an investment is tied economically to a particular country or region, including definitions provided by S&P Dow Jones Indices, country of incorporation or registration, location of operational headquarters, primary stock exchange listing, geographic breakdown of revenue and assets, ownership information, location of officers, directors and employees, investor perception and other factors.”

6.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

From Fidelity Targeted Emerging Markets Factor ETF:

“Normally investing at least 80% of its assets in securities included in the Fidelity Targeted Emerging Markets Factor Index℠ and in depository receipts representing securities included in the index. The Fidelity Targeted Emerging Markets Factor Index℠ is designed to reflect the performance of stocks of large- and mid-capitalization emerging markets companies that have attractive valuations, high quality profiles, positive momentum signals, lower volatility than the broader emerging markets equity market, and lower correlation to the U.S. equity market.”

From Fidelity Targeted International Factor ETF:

Normally investing at least 80% of its assets in securities included in the Fidelity Targeted International Factor Index℠ and in depository receipts representing securities included in the index. The Fidelity Targeted International Factor Index℠ is designed to reflect the performance of stocks of large- and mid-capitalization developed international companies that have attractive valuations, high quality profiles, positive momentum signals, lower volatility than the broader developed international equity market, and lower correlation to the U.S. equity market.

From Fidelity Small-Mid Factor ETF:

Normally investing at least 80% of its assets in securities included in the Fidelity Small-Mid Factor Index℠, which is designed to reflect the performance of stocks of small- and mid-capitalization U.S. companies with attractive valuations, high quality profiles, positive momentum signals, and lower volatility than the broader market, as represented by the Fidelity U.S. Extended Investable Market Index℠.

C:

The Staff requests that we clarify if these are the factors referenced by the term “factor” in the name of each fund.

R:

The factors for identifying securities of companies in each fund‘s index using the rules-based index methodology are listed in the description of each fund’s index in the above referenced disclosure.

7.

Fidelity Targeted Emerging Markets Factor ETF

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Foreign and Emerging Market Risk.  Foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market. Emerging markets can be subject to greater social, economic, regulatory, and political uncertainties and can be extremely volatile. Foreign exchange rates also can be extremely volatile.”

C:

The Staff requests we add a separate risk for emerging markets.

R:

Pursuant to prior Staff comment, we have modified the title of this risk to “Foreign and Emerging Market Risk” to better identify the risk of emerging markets in the title as well as its relationship to foreign risk more generally. We believe the disclosure regarding emerging markets is appropriately located as emerging markets risk is closely tied to foreign risk generally and the current disclosure placement ensures that these risks are read together. Accordingly, we have not modified disclosure.

8.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

From Fidelity Targeted Emerging Markets Factor ETF:

“Correlation to Index.  The performance of the fund and its index may vary somewhat due to factors such as fees and expenses of the fund, transaction costs, sample selection, regulatory restrictions, and timing differences associated with additions to and deletions from its index. Errors in the construction or calculation of the index may occur from time to time and may not be identified and corrected for some period of time, which may have an adverse impact on the fund and its shareholders.”

C:

The Staff request that we disclose the use of statistical sampling in the “Principal Investment Strategies” section of the “Fund Summary” since there is a reference to sample selection in the “Principal Investment Risk” section.

R:

The Staff has indicated that the prospectus summary section is intended to be a type of “executive summary” of “streamlined disclosure of key mutual fund information” at the front of the prospectus (1998 and 2009 Form N-1A amendments adopting releases). We believe that we have appropriately summarized the key information about the fund in the summary section in accordance with Form N- 1A. The fund’s statistical sampling strategy is disclosed in the “Fund Basics” section under “Principal Investment Strategies”. Accordingly, we do not believe additional disclosure is needed.

9.

Fidelity Targeted International Factor ETF

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we expressly describe how the index selects securities that are tied economically to a number of countries throughout the world.

R:

We have added the underlined disclosure in the “Principal Investment Strategies” section in “Fund Basics.”

The universe of stocks for consideration in the index, which is intended to reflect the broader developed international equity market, consists of the largest 1,000 developed international market stocks based on market capitalization and certain liquidity and investability requirements. Various criteria may be considered in determining whether an investment is tied economically to a particular country or region, including definitions provided by S&P Dow Jones Indices, country of incorporation or registration, location of operational headquarters, primary stock exchange listing, geographic breakdown of revenue and assets, ownership information, location of officers, directors and employees, investor perception and other factors.

10.

Fidelity Targeted International Factor ETF

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff questions whether the fund will invest in emerging markets securities and, if so, asks that we include appropriate strategy and risk disclosure.

R:

Although the fund may invest in securities of foreign issuers, including emerging markets securities, investments in emerging markets are not a principal investment strategy of the fund. As a result, the fund believes that the current strategy and risk disclosure is appropriate.

11.

Fidelity Targeted Emerging Markets Factor ETF and Fidelity Targeted International Factor ETF

“Investment Details” (prospectus)

“Principal Investment Strategies”

From Fidelity Targeted Emerging Markets Factor ETF:

“The universe of stocks for consideration in the index, which is intended to reflect the broader emerging markets equity market, consists of the largest 1,000 emerging markets stocks based on market capitalization and certain liquidity and investability requirements.”

C:

The Staff requests we disclose the approximate number of constituents actually in the index.

R:

Investors will have daily visibility into the fund’s index constituents. As required by Fidelity’s exemptive order to operate passive ETFs, the fund’s portfolio will be fully “transparent,” meaning that the fund will post on its website on each day that the Cboe BZX Exchange, Inc. (“Cboe”) and the fund are open for business, before commencement of trading of the fund’s shares on the Cboe, the identities and quantities of the portfolio holdings held by the fund that will form the basis for the fund’s calculation of NAV at the end of the business day. Accordingly, we do not believe additional disclosure regarding index constituents is needed.

12.

All funds

“Investment Details” (prospectus)

“Other Investment Strategies”

C:

The Staff requests we confirm that, if derivatives are included in the calculation of each fund’s compliance with its 80% policy, they are valued at their market values.

R:

Although we understand that in appropriate circumstances derivatives may qualify for each fund’s name test, each fund confirms that, at this time, each fund is not expected to count derivatives toward its 80% policy. Each fund also confirms that, to the extent that it counts derivatives toward its 80% policy, each fund would value its derivatives positions using their mark to market values.

13.

Fidelity Targeted Emerging Markets Factor ETF and Fidelity Targeted International Factor ETF

“Investment Details” (prospectus)

“Other Investment Strategies”

C:

The Staff requests we confirm it will be disclosed in the fee table if fees associated with investments in ETFs are greater than 0.01%.

R:

To the extent the expenses associated with the fund’s investments in other investment companies (including ETFs) exceed 0.01% such expenses will be separately disclosed in the Total Annual Fund Operating Expenses.

14.

Fidelity Targeted Emerging Markets Factor ETF and Fidelity Targeted International Factor ETF

“Investment Details” (prospectus)

“Other Investment Strategies”

From Fidelity Targeted Emerging Markets Factor ETF:

“Within each sector, stocks are weighted based on their market capitalization in the broader developed international equity market plus an overweight adjustment that is equal for all constituents within that sector. The index will overweight the five sectors that are least correlated to U.S. large capitalization stocks relative to the six sectors that are most correlated to U.S. large capitalization stocks.”

C:

The Staff requests we revise to explain in plain English how these stocks are going to be weighted in the index.

R:

We have modified the disclosure as follows:

“Within each sector, stocks are weighted based on their market capitalization in the broader developed international equity market plus an overweight adjustment that is equal for all constituents within that sector. The index will overweight the five sectors ~~that are least correlated~~ with the lowest correlation to U.S. large capitalization stocks ~~relative to~~ and underweight the six sectors ~~that are most correlated~~ with the highest correlation to U.S. large capitalization stocks.”

15.

All funds

“Additional Index Information” (prospectus)

C:

The Staff requests we file the license arrangement as an exhibit to the registration statement pursuant to Item 28(h) of Form N‐1A.

R:

We do not believe that an index licensing agreement constitutes a “material contract” that must be filed pursuant to Item 28(h) of Form N‐1A. Accordingly, we have not filed the agreement.

16.

Fidelity Small-Mid Factor ETF

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose the fund’s definitions, including ranges, for small and mid-cap companies.

R:

We believe the universe of small and mid-capitalization stocks that the fund may invest in is appropriately defined in the “Principal Investment Strategies” section under “Fund Basics:”

“The universe of stocks for consideration in the Fidelity Small-Mid Factor Index℠ is the Fidelity U.S. Extended Investable Market Index℠ which is a float-adjusted market capitalization–weighted index designed to reflect the performance of U.S. small- and mid-capitalization stocks. This index is a subset of the Fidelity U.S. Total Investable Market Index℠, but excludes the 500 largest companies included in the broader index.”

In addition, the prospectus contains additional information about the index in the section “Additional Index Information.”

17.

Fidelity Small-Mid Factor ETF

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Small Cap Investing.  The value of securities of smaller, less well-known issuers can perform differently from the market as a whole and other types of stocks and can be more volatile than that of larger issuers.”

“Mid Cap Investing.  The value of securities of medium size, less well-known issuers can perform differently from the market as a whole and other types of stocks and can be more volatile than that of larger issuers.”

C:

The Staff notes the risks for small cap investing and mid-cap investing are almost identical and requests that the fund confirm that risk factors sufficiently describe the risks associated with the two investment types.

R:

We believe that the “Mid Cap Investing” and “Small Cap Investing” risk factors sufficiently describe the risks associated with investments in those types of securities, namely that the issuers are less well-known, may perform differently from the market as a whole, and may be more volatile than larger, more established issuers. Although these risk factors are almost identical, we believe that each risk factor reflects the risk of that particular investment type.

18.

Fidelity Small-Mid Factor ETF

“Investment Details” (prospectus)

“Other Investment Strategies”

C:

The Staff requests that we disclose an approximate number of index constituents.

R:

Investors will have daily visibility into the fund’s index constituents. As required by Fidelity’s exemptive order to operate passive ETFs, the fund’s portfolio will be fully “transparent,” meaning that the fund will post on its website on each day that the NYSE Arca and the fund are open for business, before commencement of trading of the fund’s shares on the NYSE Arca, the identities and quantities of the portfolio holdings held by the fund that will form the basis for the fund’s calculation of NAV at the end of the Business Day. Accordingly, we do not believe additional disclosure regarding index constituents is needed.